CONVERTIBLE PROMISSORY NOTE

Note Series: _____
Date of Note: [EFFECTIVE DATE]
Principle Amount of Note: [INVESTMENT AMOUNT]

For value received **Panhwar Jet inc**, a corporation (the "**Company**"), promises to pay to the undersigned holder or such party's assigns (the "*Holder*) the principal amount set forth above with simple interest on the outstanding principal amount at the rate of 6.0% per annum. Interest shall commence with the date hereof and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after the Effective Date above (the "**Maturity Date**").

1. **BASIC TERMS.**

   a. **Series of Notes**. This convertible promissory note (the "**Note**") is issued as part of a series of notes designated by the Note Series above (collectively, the "**Noted**") and issued in a series of multiple closings to certain persons and entities (collectively, the "**Holders**"). The Company shall maintain a ledger of all Holders.

   b. **Payments**. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Holders. All payments shall be applied first to accrued interest, and thereafter to principal.

   c. **Prepayment**. The Company may not prepay this Note prior to the Maturity Date without the consent of the Holders of a majority of the outstanding principal amount of the Notes (the "**Majority Holders**").

2. **CONVERSION AND REPAYMENT.**

   a. **Conversion upon a Qualified Financing**. In the event that the Company issues and sells shares of its equity securities ("**Equity Securities**") to investors (the "*Investors*") while this Note remains outstanding in an equity financing with total proceeds to the Company of not less than $10,000,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (*e.g.,* Simple Agreements for Future Equity)) (a "**Qualified Financing**"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.95, and (ii) the quotient resulting from dividing $100,000,000.0 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other convertible securities issued for capital raising purposes (*e.g.,* Simple Agreements for Future Equity)). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. Notwithstanding this paragraph, if the conversion price of the Notes as determined pursuant to this paragraph (the "*Conversion Price*") is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors.

   Bonus: Investors who invest $25,000 or more qualify for a 0.90 discount rate in place of the 0.95 discount rate in 2 (i) above.

   b. **Change of Control**. If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, the Company shall repay the Holder in cash in an amount equal to the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal. For purposes of this Note, a "*Change of Control*" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for